SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02046969

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

For 12 July 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Telephone: Dublin (+353 1) 617 4200
Fax: (+353 1) 677 6045

COMPANY ANNOUNCEMENTS OFFICE,
THE IRISH STOCK EXCHANGE,
28 ANGLESEA STREET,
DUBLIN 2.

AVS 786264

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on your Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my object being to make the Securities Ex on the proper date.

The particulars requested are additional to any announcement re date of Board meeting, Dividends, Profit figures etc.

Yours faithfully,
JAMES FERGUSON,
Operations Manager

The Secretary

THE GOVERNOR & COMPANY
OF THE
BANK OF IRELAND

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY	NON CUMULATIVE EURO PREFERENCE STK	NON CUMULATIVE STERLING PREFERENCE STK		
Date of Board Meeting at which dividend was recommended/declared	12 JULY 2002	12 JULY 2002		
For ~~Quarter~~/Half Year/~~Year~~ to	20 AUGUST 2002	20 AUGUST 2002	Excluding Supplementary Distribution (if any)	Supplementary Distribution (if any)
Rate per cent actual (Please state net or gross)	gross	gross		
Amount payable in Cash per Share (Please state net or gross)	€0.761843	Stg 63.125p		
Euro equivalent of amount Payable in Cash per Share				
Rate of TAX deducted/credited pence per share (**to 6 decimal places**)	20% Dividend Withholding Tax, if applicable	20% Dividend Withholding Tax, if applicable.		NIL
If the above security has the facility to convert, please state 1) the coversion period(s) for this year				
2) whether converting shareholders retain the dividend/interest due on the above security				
If Dividend is the final for year state total amount for year				
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	2 AUGUST 2002	2 AUGUST 2002		
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From To inclusive	From To inclusive	From To inclusive	
Date of Dividend Payment or Interest due (with number of coupon where applicable)	20 AUGUST 2002 (NO 21)	20 AUGUST 2002 (NO 21)		
Date of Annual General Meeting (where applicable)				

Date 12 JULY 2002 .... [signature] Dep. Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 12 July 2002

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